SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q1 PROFITS RISE 4% TO €256M
AS FARES FALL 10% TO UNDER €40

Ryanair, Europe’s No. 1 airline, today (July 25) reported a 4% rise in Q1 profit to €256m, as traffic grew  11% to 31m while average fare fell 10% to €39.92, offset by a 9% reduction in unit costs.

Q1 (IFRS)	30 June, 2015	30 June, 2016	% Change
Customers (m)	28.0	31.2	+11%
Revenue (m)	€1,653	€1,687	+2%
Profit after Tax (m)	€245	€256	+4%
Net Margin	15%	15%	-
Basic EPS (euro cent)	17.90	20.01	+12%

Ryanair’s Michael O’Leary said:
“This modest 4% increase in Q1 profit to €256m is in line with previous guidance. The absence of Easter in Q1 and on-going market volatility arising from terrorist events, and repeated ATC strikes (particularly in France) weakened fares on close-in bookings and caused almost 1,000 flight cancellations. We remain committed to our load factor active/yield passive strategy which is why Q1 fares fell 10% to under €40. Traffic rose 11% and load factor improved 2 points to 94% as our Always Getting Better (“AGB”) customer experience programme continues to win new customers and new markets. Ancillary sales rose to 26% of revenues (24% in PY Q1). Cost control remains core which is why unit costs reduced 9% (ex-fuel down 4%). Highlights of Q1 include:

-	Average fares cut 10% to €39.92
-	Traffic up 11% to 31m (LF up 2% to 94%)
-	Unit costs down 9% (ex-fuel -4%)
-	Profits up 4% to €256m
-	16 new B737-800’s delivered
-	Share buyback programme (€886m) completed in June

New Routes and Bases:
Our 4 new S16 bases in Belfast, Corfu, Ibiza and Santiago are performing well with strong advance bookings. We announced 8 new bases (Bucharest, Bournemouth, Hamburg, Nuremburg, Prague, Sofia, Timișoara and Vilnius) as part of our W16 schedule which will also see our Berlin base grow from 4 to 9 aircraft and Luxembourg become our 33rd country. We will open 133 new routes during W16. Sadly, the introduction of an NOK80 (€8.50) air travel tax in Norway has led to 16 route cancellations and the closure of our Oslo Rygge base in October.

AGB Customer Experience:
Year 3 of AGB was unveiled in April and continues to improve our customer experience through service, digital and inflight developments. In addition to lower fares and wider destination choices, our customers now enjoy new initiatives such as Leisure Plus, improved Business Plus (with more flexible ticketing) and one-flick payments on our mobile app. In June, we simplified and cut checked bag fees for 92% of our customers.

Our industry leading on-time performance fell in Q1 from 91% last year to 87% due to adverse weather (thunder storms), and a succession of unjustified ATC strikes in Belgium, Italy, Greece and especially in France. UK NATS has also mismanaged its staffing rosters leading to repeated slot capacity restrictions and delays at London Stansted.

On-time	Apr	May	Jun	Ave.
FY16	90%	92%	91%	91%
FY17	91%	89%	81%	87%

French ATC unions alone, have engaged in 53 strikes over the past 7 years during a period when Irish & UK ATC suffered zero strikes. Ryanair and other airlines have called on the European Commission to take 3 simple measures to alleviate the impact of these ATC strikes on Europe’s citizens as follows:

a.	Require (French) ATC unions to engage in binding arbitration instead of strikes;
b.	Allow other ATC’s to operate French over-flights while their unions strike;
c.	Allow airlines to recover their EU261 costs from these ATC providers where mismanagement permits repeated strikes.

Lower Costs:
Our cost advantage over competitors increased in Q1 as unit costs fell 9%. Fuel fell by €42m to €518m in Q1. Ex-fuel unit costs were cut 4% due to lower cost aircraft, cheaper financing, discounted airport growth deals, lower sales & marketing spend, and weaker sterling, which was partly offset by slightly higher staff costs as 5 year pay deals kick in across our 84 bases and our headcount rises in line with fleet growth.

FY17 fuel is 95% hedged at $622 per tonne (c. $62bbl) which will (allowing for additional volumes) deliver fuel savings of c. €200m. Almost 55% of our FY18 fuel is now hedged at just under $500 per tonne (c. $50bbl). We expect to pass on most if not all of these fuel savings to customers in lower air fares as we continue to grow traffic and routes strongly.

Shareholder Returns & Balance Sheet:
In February we announced an €800m share buyback programme. After the Brexit vote, the Board increased this programme to €886m and completed it in late June at an ave. price of €13.48 per share. We have now returned over €4.2bn to our shareholders since 2008. On July 27 we hold an EGM to seek shareholder approval to give the Board discretion to engage in further selective share buybacks, if it’s in the best interest of shareholders to do so over the next 15 months.

Despite these buybacks our balance sheet remains strong, with net cash of €162m at June 30, following Q1 CapEx of €381m, debt repayments of €89m and buybacks of €468m.

Brexit:
The recent UK vote to leave the European Union (“EU”) was both a surprise and a disappointment. Ryanair, as the UK’s largest airline, had campaigned actively for a “Remain” vote. We expect this result will lead to a considerable period of political and economic uncertainty in both the UK and the EU. This uncertainty will be damaging to economic growth and consumer confidence and we will respond as always with our load factor active/yield passive strategy. Until some clarity emerges over the next two years about the UK’s long term political and economic relationships with the EU, we will be unable to predict what effect it will have on our business and regulatory environment, but we have contingency plans in place for all eventualities.

In the near term we expect that Brexit uncertainty will lead to weaker sterling, slower growth in the UK and EU economies and downward pressure on fares until the end of 2017 at least. Over the longer term, if the UK is unable to negotiate access to the single market/open skies it may have implications for our 3 UK domestic routes and UK nationals on our share register but these risks are not material and will be manageable. There may also be some opportunities if our UK registered competitors are no longer permitted to operate intra EU routes, or must divest their majority ownership of EU registered airlines.

In the meantime, we will pivot our growth away from UK airports and focus more on growing at our EU airports over the next two years. This winter we will cut capacity and frequency on many London Stansted routes (although no routes will close) where we are already significantly ahead of our multiyear traffic growth targets.

Outlook:
We see many growth opportunities for Ryanair’s lower fares and AGB customer experience across Europe. We are, on average, 1% better booked for Q2 than at this time last year albeit at significantly lower fares. We expect load factor will be similar to last year at 93%. We now believe our FY traffic will grow by 10% to 117m customers (up 1m on previous guidance).

Average fares on close-in bookings have been adversely impacted by ATC strikes, terrorist events and weaker sterling post Brexit. As a result, we expect Q2 fares to fall by at least 6% (H1: -8%). This outcome remains heavily dependent on close-in bookings for August and September. We have little visibility over W16 fares but see no reason-yet-to alter our guidance of -10% to -12% in H2. If there is any movement in these numbers it is more likely to be towards the downside.

Ex-fuel unit costs should reduce by approx. 1% in FY17. Much of these savings will be delivered in the first half of the year, due to slower traffic growth this winter (particularly Q4) compared to last year. Our fuel bill will fall by approx. €200m as lower euro pricing is offset by volume growth, but it is now likely that most if not all of these savings will be passed on to customers in lower fares.

At this time, we maintain our guidance, that full year profits will rise by approx. 12% to a range of €1,375m to €1,425m but we caution that post Brexit there are significant risks to the downside during the remainder of the year.”

 ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333
Ryanair is Europe’s favourite airline, carrying 117m p.a. on more than 1,800 daily flights from 84 bases, connecting over 200 destinations in 33 countries on a fleet of over 350 Boeing 737 aircraft, with  a further 315 Boeing 737’s on order, which will enable Ryanair to lower fares and grow traffic to 180m p.a. by FY24. Ryanair has a team of more than 11,500 highly skilled aviation professionals delivering Europe’s No.1 on-time performance, and an industry leading 31 year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft handling and aircraft maintenance services, aircraft availability, Brexit, costs associated with environmental, safety and security measures, significant outbreaks of airborne disease, terrorist attacks, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, changes to the structure of the European Community and the euro, airport access charges, litigation labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and elsewhere in Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Balance Sheet as at June 30, 2016 (unaudited)
		At Jun 30,	At Mar 31,
		2016	2016
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	6,517.3	6,261.5
Intangible assets		46.8	46.8
Derivative financial instruments		89.2	88.5
Total non-current assets		6,653.3	6,396.8

Current assets
Inventories		3.0	3.3
Other assets		132.6	148.5
Trade receivables		49.7	66.1
Derivative financial instruments		293.2	269.1
Restricted cash		12.9	13.0
Financial assets: cash > 3 months		3,057.7	3,062.3
Cash and cash equivalents		1,033.2	1,259.2
Total current assets		4,582.3	4,821.5

Total assets		11,235.6	11,218.3

Current liabilities
Trade payables		279.8	230.6
Accrued expenses and other liabilities		2,333.6	2,112.7
Current maturities of debt		387.1	449.9
Derivative financial instruments		273.5	555.4
Current tax		49.8	20.9
Total current liabilities		3,323.8	3,369.5

Non-current liabilities
Provisions		144.7	149.3
Derivative financial instruments		12.5	111.6
Deferred tax		438.2	385.5
Other creditors		27.4	32.5
Non-current maturities of debt		3,554.3	3,573.1
Total non-current liabilities		4,177.1	4,252.0

Shareholders' equity
Issued share capital	12	7.5	7.7
Share premium account		719.4	719.4
Other undenominated capital	12	2.5	2.3
Retained earnings	12	2,949.3	3,166.1
Other reserves		56.0	(298.7)
Shareholders' equity		3,734.7	3,596.8

Total liabilities and shareholders' equity		11,235.6	11,218.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the year ended June 30, 2016
 (unaudited)
			Quarter	Quarter
			Ended	Ended
			Jun 30,	Jun 30,
		Change*	2016	2015
	Note	%	€M	€M
Operating revenues
Scheduled revenues		-	1,244.0	1,248.1
Ancillary revenues		+10%	443.4	404.6
Total operating revenues - continuing operations		+2%	1,687.4	1,652.7

Operating expenses
Fuel and oil		-7%	518.4	560.0
Airport and handling charges		+4%	241.4	231.7
Route charges		+3%	177.9	171.9
Staff costs		+9%	165.8	151.8
Depreciation		+18%	125.6	106.2
Marketing, distribution and other		+17%	87.6	75.0
Maintenance, materials and repairs		+30%	41.3	31.7
Aircraft rentals		-37%	22.6	36.0
Total operating expenses		+1%	1,380.6	1,364.3

Operating profit - continuing operations		+6%	306.8	288.4

Other income/(expense)
Finance expense		+21%	(21.0)	(17.3)
Finance income		-88%	1.3	10.6
Foreign exchange (loss)		-87%	(0.6)	(3.9)
Total other (expense)		+91%	(20.3)	(10.6)

Profit before tax		+3%	286.5	277.8

Tax expense on profit on ordinary activities	4	+5%	(31.0)	(32.7)

Profit for the year – all attributable to equity holders of parent		+4%	255.5	245.1

Earnings per ordinary share (in € cent)
Basic	9	+12%	20.01	17.90
Diluted	9	+12%	19.90	17.81
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,276.8	1,369.0
Diluted	9		1,284.2	1,375.9

Condensed Consolidated Preliminary Statement of Comprehensive Income for the year ended June, 2016 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2016	2015
	€M	€M

Profit for the quarter	255.5	245.1

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	348.4	(105.2)

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	-	12.7

Other comprehensive income/(loss) for the quarter, net of income tax	348.4	(92.5)

Total comprehensive income for the quarter – all attributable to equity holders of parent	603.9	152.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for the year ended
June 30, 2016 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Jun 30,	Jun 30,
		2016	2015
	Note	€M	€M
Operating activities
Profit after tax		255.5	245.1

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		125.6	106.2
Decrease in inventories		0.3	-
Tax expense on profit on ordinary activities		31.0	32.7
Share based payments		1.5	1.1
Decrease in trade receivables		16.4	0.2
Decrease/(increase) in other current assets		15.6	(19.2)
Increase in trade payables		49.2	69.7
Increase in accrued expenses		229.6	268.6
(Decrease) in other creditors		(5.1)	(6.4)
(Decrease)/increase in provisions		(4.6)	4.6
Decrease/(increase) in finance income		0.3	(2.3)
(Decrease) in finance expense		(8.5)	(8.0)
Income tax paid		(0.1)	(0.1)
Net cash provided by operating activities		706.7	692.2

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(381.4)	(323.7)
Decrease/(increase) in restricted cash		0.1	(3.2)
Decrease/(increase) in financial assets: cash > 3 months		4.6	(81.4)
Net cash (used in) investing activities		(376.7)	(408.3)

Financing activities
Net proceeds from shares issued		-	0.8
Shareholder returns	12	(467.5)	(194.9)
Repayments of long term borrowings		(88.5)	(89.1)
Net cash (used in) financing activities		(556.0)	(283.2)

(Decrease)/increase in cash and cash equivalents		(226.0)	0.7
Cash and cash equivalents at beginning of the period		1,259.2	1,184.6
Cash and cash equivalents at end of the period		1,033.2	1,185.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders’ Equity for the year ended June 30, 2016 (unaudited)
							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Other Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total

	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1
Profit for the year	-	-	-	1,559.1	-	-	-	-	1,559.1
Other comprehensive income
Net actuarial gains from retirement benefit plans	-	-	-	0.4	-	-	-	-	0.4
Net movements in cash flow reserve	-	-	-	-	-	-	(609.1)	-	(609.1)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	(291.4)	(291.4)
Total other comprehensive income	-	-	-	0.4	-	-	(609.1)	(291.4)	(900.1)
Total comprehensive income	-	-	-	1,559.5	-	-	(609.1)	(291.4)	659.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	0.8	-	-	-	-	-	0.8
Share capital re-organisation	(33.8)	(0.7)	-	-	0.7	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	5.9	5.9
Repurchase of ordinary equity shares	-	-		(698.8)	-	(7.3)	-	-	(706.1)
Cancellation of repurchased ordinary shares	(53.2)	(0.3)	-	-	0.3	-	-	-	-
Treasury shares cancelled	(0.3)	-	-	(3.2)	-	3.2	-	-	-
Dividend paid	-	-	-	(397.9)	-	-	-	-	(397.9)
Transfer of exercised and expired share based awards	-	-	-	0.3	-	-	-	(0.3)	-
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8
Profit for the quarter	-	-	-	255.5	-	-	-	-	255.5
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	348.4	-	348.4
Total other comprehensive income	-	-	-	-	-	-	348.4	-	348.4
Total comprehensive income	-	-	-	255.5	-	-	348.4	-	603.9
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	1.5	1.5
Repurchase of ordinary equity shares	-	-	-	(465.0)	-	(2.5)	-	-	(467.5)
Cancellation of repurchased ordinary shares	(35.8)	(0.2)	-	-	0.2	-	-	-	-
Treasury shares cancelled	(0.5)	-	-	(7.3)	-	7.3	-	-	-
Balance at June 30, 2016	1,254.4	7.5	719.4	2,949.3	2.5	(2.5)	47.8	10.7	3,734.7

Ryanair Holdings plc

Financial Review Quarter Ended June 30, 2016

Income Statement

Scheduled revenues:
Scheduled revenues remained flat at €1,244.0M as 11% traffic growth (to 31.2M) was offset by a 10% reduction in average fare to €39.92.

Ancillary revenues:
Ancillary revenues rose by 10% to €443.4M, (26% of total revenues compared to 24% in quarter 1 FY16) driven by a solid performance in on-board sales and reserved seating offset by reduced travel insurance and hotels income.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 7% to €518.4M due to lower euro fuel prices offset by an 8% increase in block hours and a higher load factor (up 2 points to 94% in the quarter).

Airport and handling charges:
Airport and handling charges rose by 4% to €241.4M due to 11% traffic growth offset by weaker sterling against the euro.

Route charges:
Route charges increased by 3% to €177.9M due to a 9% increase in sectors flown offset by Eurocontrol price reductions in France, Germany and the UK.

Staff costs:
Staff costs were up 9% to €165.8M, lower than the 11% increase in traffic, due to 9% more sectors and the impact of a 2% pay increase in April 2016 offset by weaker sterling against the euro.

Depreciation:
Depreciation increased by 18% to €125.6M due to 50 (+19%) additional owned aircraft in the fleet at period end (314 at June 2016 compared to 264 at June 2015).

Marketing, distribution and other:
Marketing, distribution and other rose by 17% to €87.6M, due mainly to increased distribution costs related to higher on-board sales, disruption costs related to French ATC strikes in the quarter and higher passenger compensation costs following an ECJ ruling in September 2015.  Marketing spend was down €2.9M in the quarter.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose by 30% to €41.3M due to the stronger US dollar against the euro and the timing of aircraft checks.

Aircraft rentals:
Aircraft rentals decreased by 37% to €22.6M due to the absence of short-term summer leases compared to the prior year comparative and the handback of 12 aircraft from the fleet over the past year.

Ownership and maintenance:
During the quarter ended June 30, 2016 ownership and maintenance costs (depreciation, maintenance, aircraft rentals and financing costs) rose by 10% to €210.5M, which is below the 11% increase in passenger numbers.

Unit costs fell by 9%, excluding fuel they fell by 4% which compares favourably to the 11% increase in traffic in the Quarter.

Other income/(expense):

Finance expense:
Finance expense increased by 21% to €21.0M. In prior periods interest raised in our Eurobond issuances was capitalised.  As new aircraft are being brought into use, the interest is recognised in the income statement.  This interest expense was partially offset by lower interest rates payable on floating rate debt in the quarter.

Finance income:
Finance income fell by €9.3M due to the absence of the Aer Lingus dividend this year (€8M in the prior year comparative) and lower deposit interest rates.

Balance sheet:
Gross cash decreased by €230.7M to €4,103.8M since March 2016.
Gross debt fell by €81.6M to €3,941.4M at quarter end.
€706.7M net cash flow was generated by operating activities.  This funded net capital expenditure of €381.4M, shareholder returns of €467.5M and debt repayments of €88.5M.
Net cash was €162.4M at quarter end.  (March 31, 2016: €311.5M).

Shareholders’ equity:
Shareholders’ equity increased by €137.9M to €3,734.7M in the quarter primarily due to IFRS accounting treatment for derivatives of €348.4M and a net profit after tax of €255.5M offset by €467.5M of shareholder returns.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the quarter ended June 30, 2016 comprise the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2015 Annual Report for the year ended March 31, 2015, have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” as adopted by the EU (“IAS 34”).  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2015, are available at http://investor.ryanair.com/.

The comparative figures included for the year ended March 31, 2016 do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2016, together with the independent auditor’s report thereon, will be filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and will also be available on the Company’s Website.  Statutory financial statements for the year ended March 31, 2015 have been filed with the Companies’ Office.  The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the quarter ended June 30, 2016 on July 21, 2016.

Except as stated otherwise below, this period’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

The following new and amended standards, that have been issued by the IASB, and are effective under those standards for the first time for the current financial year beginning on or after January 1, 2016, and have also been endorsed by the EU, have been applied by the Group for the first time in these condensed consolidated financial statements;

•	Amendments to IFRS 11: “Accounting for Acquisitions of Interests in Joint Operations” (effective for fiscal periods beginning on or after January 1, 2016)

•	Amendments to IAS 16 and IAS 38: “Clarification of Acceptable Methods of Depreciation and Amortisation” (effective for fiscal periods beginning on or after January 1, 2016)

•	Amendments to IAS 16 Property, Plant and Equipment and IAS 41 Bearer Plants (effective for fiscal periods beginning on or after January 1, 2016)

•	Amendments to IAS 27 Equity method in Separate Financial Statements (effective for fiscal periods beginning on or after January 1, 2016)

•	Amendments to IAS 1: “Disclosure Initiative” (effective for fiscal periods beginning on or after January 1, 2016)

•	“Annual Improvements to IFRSs” 2012-2014 Cycle (effective for fiscal periods beginning on or after January 1, 2016)

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the quarter ended June 30, 2016.

2. Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the quarter ended June 30, 2016 was 10.8% (June 30, 2015: 11.8%).  The tax charge for the quarter ended June 30, 2016 of €31.0M (June 30, 2015: €32.7M) comprises a current tax charge of €29.0M and a deferred tax charge of €2.0M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5. Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €1.5M is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At June 30, 2016 Ryanair had an operating fleet of 353 (2015: 315) Boeing 737-800NG aircraft.  The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods Fiscal 2015 to Fiscal 2019 of which 11 aircraft were delivered in the year ended March 31, 2015, a further 41 were delivered in the year ended March 31, 2016 and 16 in the quarter ended June 30, 2016.

The Group also agreed to purchase up to 200 (100 firm and 100 options) Boeing 737 Max 200 aircraft from the Boeing Corporation during the periods Fiscal 2020 to Fiscal 2024.

8. Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group’s Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data. However, resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the period.

All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group’s major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group’s integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group’s single reportable segment.

Reportable segment information is presented as follows:
	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2016	2015
	€M	€'M
External revenues	1,687.4	1,652.7

Reportable segment profit after income tax	255.5	245.1

	At Jun 30, 2016 €M	At Mar 31, 2016 €M
Reportable segment assets (excludes the available for sale financial asset – Fiscal 2016 only)	11,235.6	11,218.3

9. Earnings per share

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2016	2015

Basic earnings per ordinary share euro cent	20.01	17.90
Diluted earnings per ordinary share euro cent	19.90	17.81
Weighted average number of ordinary shares (in M’s) – basic	1,276.8	1,369.0
Weighted average number of ordinary shares (in M’s) – diluted	1,284.2	1,375.9

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company’s share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 7.4M (2015: 6.9M).

10. Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the quarter to June 30, 2016 amounted to €381.4M and primarily relates to aircraft pre delivery payments and 16 aircraft deliveries

11. Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2015 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
• Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
• Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

11.  Financial instruments and financial risk management (continued)

Financial instruments measured at fair value

• Available for sale: The fair value of available for sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
• Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
• Derivatives – currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2016 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter to June 30, 2016, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments disclosed at fair value

• Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at June 30, 2016 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the quarter to June 30, 2016 that affect the fair value of our financial assets and financial liabilities

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2016	2016	2016	2016
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	56.9	56.9	79.2	79.2
- Jet fuel derivative contracts	6.5	6.5	3.2	3.2
- Interest rate swaps	25.8	25.8	6.1	6.1
	89.2	89.2	88.5	88.5
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	280.1	280.1	267.2	267.2
- Jet fuel derivative contracts	8.1	8.1	-	-
- Interest rate swaps	5.0	5.0	1.9	1.9
	293.2	293.2	269.1	269.1
Trade receivables*	49.7		66.1
Cash and cash equivalents*	1,033.2		1,259.2
Financial asset: cash > 3 months*	3,057.7		3,062.3
Restricted cash*	12.9		13.0
Other assets*	3.1		3.4
	4,449.8	293.2	4,673.1	269.1
Total financial assets	4,539.0	382.4	4,761.6	357.6

11.           Financial instruments and financial risk management (continued)

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2016	2016	2016	2016
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	8.2	8.2	50.5	50.5
- Interest rate swaps	3.0	3.0	4.0	4.0
- Jet fuel derivative contracts	1.3	1.3	57.1	57.1
	12.5	12.5	111.6	111.6
Long-term debt	1,861.6	1,899.5	1,881.0	1,923.4
Bonds	1,692.7	1,752.4	1,692.1	1,741.8
	3,566.8	3,664.4	3,684.7	3,776.8
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	9.8	9.8	0.6	0.6
- Interest rate swaps	9.2	9.2	12.2	12.2
- Jet fuel derivative contracts	254.5	254.5	542.6	542.6
	273.5	273.5	555.4	555.4
Long-term debt	387.1	387.1	449.9	449.9
Trade payables*	279.8		230.6
Accrued expenses*	434.9		422.8
	1,375.3	660.6	1,658.7	1,005.3
Total financial liabilities	4,942.1	4,325.0	5,343.4	4,782.1

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

12. Shareholder returns

In the quarter ended June 30, 2016 the Company bought back 36.0M shares at a total cost of €467.5M. Following the June 23, 2016 referendum vote by the U.K. to leave the E.U., the Company announced that it had increased the size of its buy-back programme to the 5% buy-back limit approved by the shareholders at the Company’s 2015 Annual General Meeting (approximately €886M). This buy-back was equivalent to approximately 2.8% of the Company’s issued share capital at March 31, 2016. 35.8M of these ordinary shares repurchased were cancelled at June 30, 2016. The remaining 0.2M ordinary shares were cancelled on July 1, 2016. Accordingly, share capital decreased by 35.8M ordinary shares with a nominal value of €0.2M and the capital redemption reserve increased by a corresponding €0.2M at June 30, 2016.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

In the year ended March 31, 2016, the Company bought back 24.6M ordinary shares at a total cost of €288M under its €400M share buy-back programme which commenced in February 2015 and ended in August 2015 and 29.1M ordinary shares at a total cost of €418M under its €886M share buyback which commenced in February 2016. This was equivalent to approximately 3.9% of the Company’s issued share capital. 53.2M of these ordinary shares repurchased were cancelled at March 31, 2016. The remaining 0.5M ordinary shares were cancelled on April 1, 2016.  Accordingly, share capital decreased by 53.2M ordinary shares with a nominal value of €0.3M and the capital redemption reserve increased by a corresponding €0.3M.

In addition to the above, the Company returned €398M to shareholders via a B Share scheme, and completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8M ordinary shares to 1,319.3M. The nominal value of an ordinary share was also reduced from €0.00635 each to €0.00600 each under the reorganisation. All ‘B’ Shares and Deferred Shares issued in connection with the B Share scheme were either redeemed or cancelled during the period such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2016.

13.           Related party transactions

The Company has related party relationships with its subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2016 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2015 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14.           Post balance sheet events

On July 1, 2016 the Board confirmed that it will hold an Extraordinary General Meeting (“EGM”) on July 27, 2016 to seek approval from shareholders to grant the Board of the Company the discretion to engage in further share buy-backs, should they decide that it is in the best interests of shareholders, over the next 15 months. While there is no plan to engage in further planned buy-backs (i.e. a VWAP programme) during the remainder of 2016, the Board is seeking the flexibility and discretion to do so, if there is further market volatility such as that witnessed in the aftermath of the UK referendum vote.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 July, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary